05058964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the fiscal year ended December 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from _______ to _______

PROCESSED
JUN 2 9 2005
THOMSON
FINANCIAL

Commission file number: 000-24589

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baltimore County Savings Bank, F.S.B. Employees' Savings & Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BCSB Bankcorp, Inc.
4111 E. Joppa Road, Suite 300
Baltimore, Maryland 21236

REQUIRED INFORMATION

Item 1-3. The Baltimore County Savings Bank, F.S.B. Employees' Savings & Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan intends to file such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, will file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. Plan financials will be filed by amendment.

Exhibit:

Exhibit 23.1 Consent of Michael D. Sisk & Company, PC*

* To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2005

Baltimore County Savings Bank, F.S.B.
Employees' Savings & Profit Sharing
Plan and Trust

By: ______________________

David M. Meadows
Vice President and Corporate Secretary